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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                                 SCHEDULE 13E-3
                                (AMENDMENT NO. 2)

                    TRANSACTION STATEMENT UNDER SECTION 13(E)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                            AND RULE 13E-3 THEREUNDER

                              THE OHIO ART COMPANY
                                (Name of Issuer)

                              THE OHIO ART COMPANY
                      (Name of Person(s) Filing Statement)

                          COMMON STOCK, $1.00 PAR VALUE
                         (Title of Class of Securities)

                                    677143109
                      (Cusip Number of Class of Securities)

                              WILLIAM C. KILLGALLON
                      CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                              THE OHIO ART COMPANY
                                  P.O. BOX 111
                                BRYAN, OHIO 43506
                                 (419) 636-3141
   (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                                 WITH COPIES TO:

                              Thomas J. Murphy P.C.
                           McDermott Will & Emery LLP
                             227 West Monroe Street
                             Chicago, Illinois 60606
                                 (312) 372-2000

     This statement is filed in connection with (check the appropriate box):

a. |_| The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. |_| The filing of a registration statement under the Securities Act of 1933.


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c. |X| A tender offer.

d. |_| None of the above.

     Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: |_|

     Check the following box if the filing is a final amendment reporting the results of the transaction: |_|

                            CALCULATION OF FILING FEE

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Transaction Valuation:                                      Amount of Filing Fee
$69,000                                                                $13.80(1)
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(1) Previously paid.

* Calculated solely for the purpose of determining the filing fee, based upon the odd-lot tender offer price of $9.20 per share for the eligible shares of Common Stock, multiplied by 7,500, the estimated maximum number of shares to be purchased in the offer.

|_| Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  N/A
Filing Party:  N/A
Form or Registration No.:  N/A
Date Filed:  N/A

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                                  INTRODUCTION

     This Amendment No. 2 (this "Amendment") to the Rule 13e-3 Transaction Statement on Schedule 13E-3 (the "Schedule 13E-3") amends and supplements the
Schedule 13E-3 filed by the Ohio Art Company (the "Company") on February 2, 2005, as amended on March 1, 2005, relating to its offer to purchase for cash (the "Offer") all shares of the Company's common stock, $1.00 par value per share (the "Shares" or "Common Stock"), held by shareholders that own 99 or fewer Shares as of the close of business on January 19, 2005. The Offer is being made pursuant to an offer to purchase (the "Offer to Purchase"), dated February 2, 2005, which has previously been attached to the Schedule 13E-3 as Exhibit
(a)(1).

     Items 1 through 15 of the Schedule 13E-3, which incorporate by reference the information contained in the Offer to Purchase, are hereby amended as follows:

     The Offer, which was scheduled to expire at 5:00 p.m., New York City Time, on March 3, 2005, has been extended to 5:00 p.m., New York City Time, on March 23, 2005, unless the Offer is further extended or earlier terminated.

     The paragraph under the caption "Conditions of the Offer" of the Offer to Purchase is hereby amended in its entirety as follows:

          This Offer is not conditioned on the receipt of tenders for any minimum number of Shares. This Offer is not subject to any conditions except that tenders must be in proper form, tendering holders must be eligible to tender and we must not have terminated the Offer. We will not accept any alternative, conditional or contingent tenders. Also, any tenders of Shares by any eligible shareholder must be for all of such holder's Shares. If we fail at any time to exercise any of our rights, such as the right to reject any or all tenders not in proper form and our right to terminate the Offer, that failure to exercise shall not constitute a waiver of these rights; provided, however, if we become aware of a condition being triggered, we will disclose whether or not we intend to assert our rights due to the condition being triggered or intend to waive the offer condition.

Item 16. Exhibits.

     Item 16 of the Schedule 13E-3 is hereby amended and supplemented by adding thereto the following:

     (a)(5) Press release issued by the Company dated March 3, 2005.



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     SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify the information set forth in this statement is true, complete and correct.

                               THE OHIO ART COMPANY

                               By:  /s/  William C. Killgallon
                                  ----------------------------------------------
                                   Name:    William C. Killgallon
                                   Title:   Chairman and Chief Executive Officer


Dated:  March 4, 2005



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